CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Six months ended June 30, 2011	Year ended December 31, 2010
Pretax income from operations:
Net income	$113.4	$284.6
Add income tax expense	62.4	8.9
Pretax income from operations	175.8	293.5
Add fixed charges:
Interest expense on corporate debt	39.9	79.3
Interest expense on investment borrowings	18.2	33.9
Interest added to policyholder account balances	143.6	303.9
Portion of rental (a)	6.8	13.0
Fixed charges	208.5	430.1
Adjusted earnings	$384.3	$723.6
Ratio of earnings to fixed charges	1.84X	1.68X
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(a)	Interest portion of rental is estimated to be 33 percent.